September 19, 2024

William J. Fehrman
Chief Executive Officer
Public Service Company of Oklahoma
1 Riverside Plaza
Columbus, OH 43215

       Re: Public Service Company of Oklahoma
           Registration Statement on Form S-3
           Filed September 12, 2024
           File No. 333-282058
Dear William J. Fehrman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation